                                                  Filed under Rule 424(b)(3)
                                                  Registration No. 333-4837


SUPPLEMENT NO. 2
To Prospectus dated June 12, 1996


                             MCA FINANCIAL CORP.

                                   $6,000,000
                          11% SUBORDINATED DEBENTURES,
                         SERIES 1996, DUE JUNE 30, 2002

                            ------------------------



     This Supplement No. 2 ("Supplement No. 2") updates the Prospectus dated June 12, 1996 (the "Prospectus"). The information contained in this Supplement No. 2 is incorporated by reference into the Prospectus. Except as otherwise provided herein, capitalized terms used herein and not otherwise defined have the meanings set forth in the Prospectus.

     The following supersedes information appearing in the Prospectus:


                               PROSPECTUS SUMMARY

USE OF PROCEEDS....

     The net proceeds of the Offering will be used by the Company to redeem, at maturity on March 15, 1997, the principal amount of its 1992 Debentures which remain outstanding after the Exchange Offer (up to $4.92 million) and for general corporate purposes, which will include providing advances to its subsidiaries and certain of its affiliates. See "Use of Proceeds."


                                  RISK FACTORS

RANKING OF SERIES 1996 DEBENTURES; UNSECURED OBLIGATIONS

     The Series 1996 Debentures are subordinated unsecured obligations of MCAFC and are subordinate in right of payment to all current and future Senior Indebtedness of MCAFC. Unlike the 1992 Debentures, for which the Exchange Offer is being made, the Series 1996 Debentures are not secured by any rights to service certain land contracts, mortgages or similar real estate investments or any other real estate interests and unlike the 1994 Debentures, the Series 1996 Debentures are not secured by any other real estate interests. While the Series 1996 Debentures will rank on an equal basis with the 1992 and 1994 Debentures, unlike the Prior Debentures, the Series 1996 Debentures are unsecured obligations of MCAFC and therefore, as subordinated obligations of MCAFC, are less likely to receive payment upon any liquidation of MCAFC. See "Risk Factors - Ability to Service Debt; Substantial Leverage" and "Description of Series 1996 Debentures - Subordination."


                                USE OF PROCEEDS

     The Company intends to use the net proceeds from the Offering to redeem the principal amount of its 1992 Debentures which remain outstanding after the Exchange Offer (up to $4.92 million), which bear an annual interest rate of 11% and mature on March 15, 1997, and for general corporate purposes, which includes providing advances to its subsidiaries and certain of its affiliates, as well as the possible acquisition of mortgage servicing rights and the business of one or more unaffiliated mortgage companies. The broker-dealers and selling agents will be paid a 3% commission by the Company for sales made in connection with the Exchange Offer and participating broker-dealers and selling agents will be paid a 6.5% commission by the Company for all Non-Exchange Offer sales.

     THE FOLLOWING IS ADDITIONAL INFORMATION WHICH UPDATES THE PROSPECTUS:

                              Page 2 of 11 Pages

                               THE EXCHANGE OFFER

GENERAL

     The Company hereby offers, upon the terms and subject to the conditions set forth herein and in the related Letter of Transmittal ("Letter of Transmittal") that is being provided to holders of the 1992 Debentures ("1992 Debentureholders"), to exchange Series 1996 Debentures for any and all of the outstanding 1992 Debentures (the "Exchange Offer") as set forth below:



         FOR EACH $1,000                            THE HOLDER OF
       PRINCIPAL AMOUNT OF:                 1992 DEBENTURES WILL RECEIVE:
---------------------------------    -------------------------------------------
11% Asset-Backed Subordinated        $1,000 principal amount of the Company's
Debentures due March 15, 1997        11% Subordinated Debentures, Series 1996
("1992 Debentures")                  due June 30, 2002 ("Series 1996
                                     Debentures")



     On December 1, 1996 (the "Record Date"), $4,921,000 principal amount of the 1992 Debentures were outstanding and held by 207 holders of record. Copies of the Prospectus, Supplement No. 1 to the Prospectus ("Supplement No. 1"), Supplement No. 2 and the Letter of Transmittal are being sent to all holders of record on the Record Date. If all of the 1992 Debentures are exchanged pursuant to the Exchange Offer, the Company will be required to issue a total of $4,921,000 principal amount of Series 1996 Debentures. The Company expressly reserves the right, in its discretion, to (a) waive any condition to the Exchange Offer, and (b) amend the terms of the Exchange Offer.

     Tendering holders of the 1992 Debentures will not be obligated to pay brokerage commissions and fees with respect to the exchange of 1992 Debentures pursuant to the Exchange Offer. The Company will pay all charges and expenses of the Exchange Agent and brokerage commissions and fees in connection with the Exchange Offer. The broker-dealers participating in the Exchange Offer will be paid a 3% commission by the Company.

PURPOSES OF EXCHANGE OFFER

     The primary purpose for this Exchange Offer is to further enhance the liquidity position of the Company through the exchange of the 1992 Debentures for the Series 1996 Debentures.

EFFECTS OF EXCHANGE OFFER ON NON-TENDERING HOLDERS OF 1992 DEBENTURES

     In the event that the 1992 Debentures are not tendered for Series 1996 Debentures, the Company will pay off the 1992 Debentures maturing on March 15, 1997 in accordance with the terms and conditions of the 1992 Debentures.


                             Page 3 of 11 Pages

EFFECTS OF EXCHANGE OFFER ON TENDERING HOLDERS OF 1992 DEBENTURES


     A tendering holder of 1992 Debentures who elects to participate in the Exchange Offer will receive $1,000 principal amount of Series 1996 Debentures for each $1,000 principal amount of 1992 Debentures tendered. The Series 1996 Debentures are governed by the terms of a different indenture than the 1992 Debentures; however, the terms contained in the Indenture relating to the 1992 Debentures and the Indenture relating to the Series 1996 Debentures are substantially similar, other than as set forth immediately below.

     The differences between the 1992 Debentures and the Series 1996 Debentures are as follows:


    Subject Matter  1992 Debentures                   Series 1996 Debentures
    --------------  --------------------------------  ----------------------
    Collateral      Rights to service certain land    None
                    contracts, mortgages and similar
                    real estate investments

    Maturity Date   March 15, 1997                    June 30, 2002



     For a discussion of the tax implications in connection with the Exchange Offer, see "Certain Federal Income Tax Considerations."

EXPIRATION DATE; EXTENSIONS; TERMINATION; AMENDMENTS

     The Exchange Offer will expire at 5:00 p.m., Charlotte, North Carolina time, on March 14, 1997. The date and time upon which the Exchange Offer shall expire is hereinafter referred to as the "Expiration Date."

     The Company expressly reserves the right: (i) to terminate the Exchange Offer and not accept for exchange any 1992 Debentures not theretofore accepted for exchange upon the occurrence of any of the events set forth herein under "-- Conditions of the Exchange Offer" and (ii) to amend the Exchange Offer.
Any such termination or amendment will be followed as promptly as practicable with written notice to all non-tendering 1992 Debentureholders of record. Any amendment applicable to the Exchange Offer will apply to 1992 Debentures tendered regardless of when or in what order such 1992 Debentures are tendered.


PROCEDURE FOR TENDERING

     The acceptance by 1992 Debentureholders of the Exchange Offer pursuant to one of the procedures set forth below will constitute an agreement between the 1992 Debentureholders and


                             Page 4 of 11 Pages
the Company in accordance with the terms and subject to the conditions set forth herein and in the related Letter of Transmittal.

     Valid Tender. For 1992 Debentureholders to validly tender 1992 Debentures pursuant to the Exchange Offer, such 1992 Debentures, together with a properly completed and duly executed Letter of Transmittal or facsimile thereof, and any other required documents, must be transmitted to and received by the Exchange Agent (as defined below) at the appropriate address set forth in the Transmittal Letter on or prior to the Expiration Date, except as otherwise provided for under "-- Book-Entry Transfer" or "-- Guaranteed Delivery" below. LETTERS OF TRANSMITTAL AND THE 1992 DEBENTURES SHOULD BE SENT ONLY TO THE EXCHANGE AGENT. THE LETTER OF TRANSMITTAL AND THE 1992 DEBENTURES SHOULD NOT BE SENT TO THE COMPANY. Signatures on the Letter of Transmittal need not be guaranteed by an "Eligible Institution" (defined as a firm which is a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association Inc. having an office in the United States), if the 1992 Debentures tendered pursuant thereto are tendered: (i) by a registered holder of the 1992 Debentures who has not completed the box entitled "Special Issuance and Delivery Instructions" on the Letter of Transmittal; or
(ii) for the account of an Eligible Institution. If 1992 Debentures are registered in the name of a person other than the signer of the Letter of Transmittal, the 1992 Debentures must be endorsed by the registered holder, or be accompanied by a written instrument or instruments of transfer or exchange in form satisfactory to the Company duly executed by the registered holder, in either case with the signature guaranteed by an Eligible Institution.

     Tenders of 1992 Debentures must be made in principal amounts of $1,000 and integral multiples thereof. If less than the entire principal amount of any 1992 Debentures evidenced by a submitted certificate(s) is tendered, the tendering 1992 Debentureholder should fill in the principal amount being tendered in the appropriate box on the Letter of Transmittal with respect to the deposit being made. The amount of the 1992 Debentures not tendered pursuant to the Exchange Offer will be paid in full by the Company on the maturity date of the 1992 Debentures, which is March 15, 1997. THE ENTIRE PRINCIPAL AMOUNT REPRESENTED BY THE CERTIFICATES FOR ALL 1992 DEBENTURES DEPOSITED WITH THE EXCHANGE AGENT WILL BE DEEMED TO HAVE BEEN TENDERED UNLESS OTHERWISE INDICATED.

     THE METHOD OF DELIVERY OF 1992 DEBENTURES, LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE TENDERING NOTEHOLDERS, BUT, IF SENT BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

     Book-Entry Transfer. The Exchange Agent will establish an account with respect to the 1992 Debentures at The Depository Trust Company ('DTC") for purposes of the Exchange Offer, and any financial institution that is a participant in the DTC system may make book-entry delivery of 1992 Debentures by causing DTC to transfer such 1992 Debentures into such account in accordance with DTC's procedures for such transfer. However, although delivery of 1992


                             Page 5 of 11 Pages

Debentures may be effected through book-entry transfer at DTC, in any case either (i) the Letter of Transmittal (or facsimile thereof), together with any required signature guarantees, or an Agent's Message, and any other required documents, must be transmitted to and received by the Exchange Agent at the appropriate address set forth on the back page of this Supplement No. 2 and the Letter of Transmittal on or prior to the Expiration Date, or (ii) the guaranteed delivery procedure described below must be complied with. DELIVERY OF DOCUMENTS TO DTC IN ACCORDANCE WITH ITS PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT.

     The term "Agent's Message" means a message, transmitted by DTC to, and received by, the Exchange Agent and forming a part of a confirmation of a book-entry transfer, which states that DTC has received an express acknowledgment from the participant in DTC tendering the 1992 Debentures, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Company may enforce such agreement against the participant.

     Guaranteed Delivery. If a 1992 Debentureholder desires to tender 1992 Debentures and such holder's certificates for 1992 Debentures are not immediately available or time will not permit such holder's certificates for 1992 Debentures or other required documents to reach the Exchange Agent before the Expiration Date, such holder's tender may be effected if:

           (i) such tender is made through an Eligible Institution;

           (ii) prior to the Expiration Date the Exchange Agent shall have received from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) substantially in the form provided by the Company; and

           (iii) the certificates for all tendered 1992 Debentures, or a confirmation of a book-entry transfer of such 1992 Debentures into the Exchange Agent's account at DTC as described above, a properly completed and duly executed Letter of Transmittal (or facsimile thereof) (or, in the case of a book-entry transfer, an Agent's Message) and all other documents required by the Letter of Transmittal, are received by the Exchange Agent within three NYSE trading days after the Expiration Date.

     If a 1992 Debentureholder desires to tender 1992 Debentures pursuant to the Exchange Offer, but is unable to locate the 1992 Debentures to be tendered, such 1992 Debentureholder should write to or telephone the Exchange Agent or the Company at the addresses set forth on the back page of this Supplement No. 2 and the Letter of Transmittal about procedures for obtaining replacement certificates for 1992 Debentures.

     Miscellaneous. All questions as to the form of documents and the validity (including time of receipt) and acceptance for exchange of tendered 1992 Debentures will be determined by the Company, in its sole discretion, which determination shall be final and binding. The Company also reserves the absolute right to reject any and all tenders not in proper form or the


                             Page 6 of 11 Pages
acceptance of which would, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Exchange Offer or any defect or irregularity in the tender of any of the 1992 Debentures. The Company's interpretation of the terms and conditions of the Exchange Offer (including the Letter of Transmittal and the Instructions thereto) will be final. No tender of 1992 Debentures will be deemed to have been properly made until all defects and irregularities have been cured or waived. Neither the Company, the Exchange Agent nor any other person shall be under any duty to give notification of any defects or irregularities in tenders nor shall any of them incur any liability for failure to give such notification.

ACCEPTANCE OF 1992 DEBENTURES; DELIVERY OF SERIES 1996 DEBENTURES

     Upon the terms and subject to the satisfaction or waiver of all conditions to the Exchange Offer, the acceptance for exchange of 1992 Debentures validly tendered and not withdrawn and delivery of Series 1996 Debentures will be made as promptly as practicable after the Expiration Date. For purposes of the Exchange Offer, the Company shall be deemed to have accepted for exchange validly tendered 1992 Debentures when, as and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering 1992 Debentureholders for the purposes of receiving Series 1996 Debentures from the Company and transmitting the Series 1996 Debentures to such 1992 Debentureholders. Tendered 1992 Debentures not accepted for exchange by the Company will be returned without expense to the tendering 1992 Debentureholders as promptly as practicable following the Expiration Date.

     The Company expressly reserves the right to delay acceptance of any tendered 1992 Debentures or terminate the Exchange Offer and not accept for exchange any tendered 1992 Debentures not theretofore accepted at its sole discretion if any conditions set forth under "-- Conditions of the Exchange Offer" shall not have been satisfied or waived by the Company or to comply, in whole or in part, with any applicable law. If, for any reason, acceptance for exchange of, or delivery of the Series 1996 Debentures in exchange for, 1992 Debentures pursuant to the Exchange Offer is delayed, or the Company is unable to accept 1992 Debentures for exchange, or to issue or deliver the Series 1996 Debentures, then without prejudice to the Company's rights set forth herein, the Exchange Agent may nevertheless, on behalf of the Company, retain tendered 1992 Debentures and such 1992 Debentures may not be withdrawn except to the extent that the tendering 1992 Debentureholder is entitled to withdrawal rights as described in "-- Withdrawal Rights" below. Notwithstanding the foregoing, the Company will pay the consideration offered or return the 1992 Debentures tendered promptly after the termination or withdrawal of the Exchange Offer.

ACCRUED INTEREST

     Interest is payable on the 1992 Debentures quarterly on September 15, December 15, March 15 and June 15 of each year. Tendering 1992
Debentureholders will receive payment of


                             Page 7 of 11 Pages
interest accrued on the 1992 Debentures through March 15, 1997. Interest on the Series 1996 Debentures will accrue from March 16, 1997.

WITHDRAWAL RIGHTS

     All tenders duly and validly made under the Exchange Offer shall be irrevocable, except that 1992 Debentures tendered may be withdrawn at any time prior to the Expiration Date. 1992 Debentureholders who wish to exercise their rights of withdrawal must give notice thereof in writing or by facsimile transmission, which notice must be timely received by the Exchange Agent at its address specified under "-- Exchange Agent." Any notice of withdrawal must specify the name of the person having tendered the 1992 Debentures to be withdrawn, the name in which the 1992 Debentures are registered if different from that of the tendering 1992 Debentureholder, and the principal amount of 1992 Debentures to be withdrawn and must be signed by the registered holder who tendered such 1992 Debentures in the same manner as the original signature on the applicable Letter of Transmittal (including any required signature guarantees) or be accompanied by evidence satisfactory to the Company that the person withdrawing the tender has succeeded to the registered ownership of the 1992 Debentures being withdrawn. If 1992 Debentures to be withdrawn have been delivered to the Exchange Agent, such debentures will not be released until the Exchange Agent shall have received written notice of withdrawal on which the serial numbers on such 1992 Debentures are shown and the holder's signature has been guaranteed by an Eligible Institution. If the 1992 Debentures to be withdrawn have been tendered pursuant to the procedures for book-entry delivery as set forth above under "-- Procedure for Tendering," (i) any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn 1992 Debentures and (ii) withdrawal will be effective immediately upon receipt by the Exchange Agent of the notice or withdrawal, even if physical release of the certificates has not yet been effected. Properly withdrawn 1992 Debentures will be returned to the holder thereof without cost to such holder as soon as practicable after withdrawal. All questions as to validity, form and eligibility (including time of receipt) of the notice of withdrawal will be determined by the Company in its sole discretion, which determination shall be final and binding.

     Withdrawal of tenders may not be rescinded, and any 1992 Debentures withdrawn will thereafter be deemed not validly tendered for purposes of the Exchange Offer. However, properly withdrawn 1992 Debentures may be retendered by following one of the procedures described in "-- Procedure for Tendering" at any time prior to the Expiration Date.

CONDITIONS OF THE EXCHANGE OFFER

     The Company may decline to accept any 1992 Debentures tendered if, without limitation, before the time of acceptance, there shall have occurred any of the following events that, in the Company's sole judgment, makes it inadvisable to proceed with such acceptance:



                             Page 8 of 11 Pages

           (i) a statute, rule or regulation enacted or promulgated by any governmental authority shall be in effect or an order shall have been entered in any action or proceeding before any United States federal or state court or governmental agency or other United States regulatory or administrative agency or commission, or a preliminary or permanent injunction by a United States court of competent jurisdiction (collectively, a "Governmental Action") shall have been issued and remain in effect, which would have the effect of (a) making the Exchange Offer illegal or (b) otherwise preventing consummation of the Exchange Offer; or

           (ii) any other condition arises or exists which, in the opinion of the Company, would make the Exchange Offer inadvisable.

     If any of the foregoing events shall have occurred, the Company may (i) terminate the Exchange Offer and return all tendered 1992 Debentures to exchanging 1992 Debentureholders or (ii) continue the Exchange Offer and retain all tendered 1992 Debentures until the Expiration Date.

     All the foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to such condition or may be waived by the Company, in whole or in part at any time and from time to time, in the sole discretion of the Company.

PAYMENT OF COMMISSIONS, FEES AND EXPENSES

     The Company will pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of the Prospectus, Supplement No. 1, Supplement No. 2, the Letter of Transmittal and related documents to the beneficial owners of 1992 Debentures, and in handling or forwarding tenders to the Exchange Agent. The Company will also pay to the broker-dealers and selling agents participating in the Exchange Offer a 3% commission on all sales made pursuant to the Exchange Offer.

     The cash expenses to be incurred in connection with the Exchange Offer, including the fees and expenses of the Exchange Agent and printing, accounting and legal fees, will be paid by the Company and are estimated at $25,000.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion is a summary of certain federal income tax considerations applicable to the exchange of 1992 Debentures for Series 1996 Debentures and the ownership and disposition of the Series 1996 Debentures by debentureholders who acquire the Series 1996 Debentures pursuant to the Exchange Offer. This discussion is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change and does not cover all aspects of federal taxation that may be relevant to, or the actual tax effect that any of the matters


                             Page 9 of 11 Pages
described herein will have on, particular debentureholders. In addition, the discussion does not address state, local, foreign or other tax laws. Certain debentureholders (including insurance companies, tax-exempt organizations, financial institutions, brokers-dealers, taxpayers subject to the alternative minimum tax and foreign persons) may be subject to special rules not discussed below. The description assumes that debentureholders of the Series 1996 Debentures will hold the Series 1996 Debentures as "capital assets" (generally, property held for investment purposes) within the meaning of Section 1221 of the Code. EACH DEBENTUREHOLDER SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR IN DETERMINING THE FEDERAL, STATE, LOCAL AND ANY OTHER TAX CONSEQUENCES TO THE PARTICULAR DEBENTUREHOLDER OF THE EXCHANGE OF THE 1992 DEBENTURES FOR THE SERIES 1996 DEBENTURES AND THE OWNERSHIP AND DISPOSITION OF THE SERIES 1996 DEBENTURES.

EXCHANGE OF NOTES

     The exchange of 1992 Debentures for Series 1996 Debentures may be treated as an exchange for federal income tax purposes as either an actual exchange or as a deemed exchange pursuant to a significant modification of an existing debt instrument. A debentureholder exchanging a 1992 Debenture for a Series 1996 Debenture will recognize gain or loss equal to the difference between the issue price of the Series 1996 Debenture and his or her adjusted basis in his or her 1992 Debenture. Such gain or loss will generally be capital gain or loss (subject to the market discount rules discussed below), and will be long-term gain or loss if the debentureholder has held his or her 1992 Debenture for more than one year. ANY 1992 DEBENTUREHOLDER WHO ACQUIRED THEIR 1992 DEBENTURE FOR AN AMOUNT EQUAL TO ITS STATED REDEMPTION PRICE SHOULD NOT RECOGNIZE A GAIN OR LOSS ON THE EXCHANGE.

     A debentureholder who acquired a 1992 Debenture at a market discount (subject to a statutory-defined de minimis exception) will generally be required to treat any gain on a sale thereof pursuant to the Exchange Offer as ordinary income rather than capital gain to the extent of the accrued market discount, unless an election was made to include market discount in income as it accrued. Market discount generally equals the excess of the stated redemption price at maturity of a debt instrument over a debentureholder's initial tax basis in the debt instrument. In the case of a debt instrument issued with original issue discount, market discount equals the excess of the "revised issue price" (the sum of the "issue price" of the debt instrument and the aggregate amount of original issue discount includible in gross income by all prior debentureholders of the debt instrument, reduced by the amount of all cash payments (other than payments constituting qualified stated interest) received by such previous debentureholders) over a debentureholder's initial tax basis in the debt instrument.

     If a 1992 Debenture was purchased at a premium, a debentureholder who has elected to deduct bond premium may be permitted to deduct any remaining unamortized bond premium (i.e., the excess of the debentureholder's tax basis over the sale price) as an ordinary loss in the taxable year of disposition.



                             Page 10 of 11 Pages

                            PLAN OF DISTRIBUTION

     In addition to the participating NASD members identified in the Prospectus, the Company has appointed IMS Securities, Inc. and Vestax Securities Corporation, members of the NASD, to act as additional selling agents in the Offering on a "best efforts" basis.


EXCHANGE AGENT

     The First Union National Bank of North Carolina will act as Exchange Agent for the Exchange Offer. All correspondence in connection with the Exchange Offer and the Letter of Transmittal should be addressed to the Exchange Agent as follows:


By Mail:                          By Facsimile:      By Overnight Courier or Hand:

First Union National Bank         (704) 383-7199     First Union National Bank
of North Carolina                                    of North Carolina
230 South Tryon Street                               230 South Tryon Street
9th Floor                         Telephone Number:  9th Floor
Reorganization Department         (704) 383-4105     Reorganization Department
Charlotte, North Carolina  28288       or            Charlotte, North Carolina  28288
Attention:  Michael Klotz         (800) 829-8432     Attention:  Michael Klotz
                                    (Toll-Free)


                             Page 11 of 11 Pages